First Commonwealth Financial Corporation 601 Philadelphia Street Indiana, PA 15701

March 7, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Withdrawal of Request for Acceleration of Effectiveness First Commonwealth Financial Corporation Registration Statement on Form S-4 (File No. 333-284578)

Dear Mr. Arzonetti:

Reference is made to our letter, filed as correspondence via EDGAR on March 4, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, March 7, 2025, at 9:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please contact James J. Barresi of Squire Patton Boggs (US) LLP at (513) 361-1260 or james.barresi@squirepb.com with any questions you may have.

Very truly yours,

/s/ Matthew C. Tomb
Matthew C. Tomb
Executive Vice President, General Counsel and Secretary

cc:	James J. Barresi Michael E. Fisher (Squire Patton Boggs (US) LLP)